UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 12, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Eastern Airlines Corporation Limited.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) CONNECTED TRANSACTIONS

SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES

UNDER GENERAL MANDATE

BY

CHINA EASTERN AIR HOLDING COMPANY

AND

CES FINANCE HOLDING CO. LTD

AND

CES GLOBAL HOLDINGS (HONG KONG) LIMITED

AND

(2) RESUMPTION OF TRADING OF H SHARES

Joint Financial Advisors (in alphabetical order)

On 11 September 2012, CEA Holding and CES Finance entered into the A Shares Subscription Agreement with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A Shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A Shares with a total subscription price of RMB1,499,999,999.44.

Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global entered into the H Shares Subscription Agreement with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H Shares with a total subscription price of HK$1,621,366,800.

Immediately after completion of the Subscriptions, CEA Holding will, as ultimate beneficial owner, hold in aggregate 5,530,240,000 A Shares, representing 43.63% of the enlarged total share capital of the Company. Immediately after completion of the Subscriptions, CES Global will hold in aggregate 2,626,240,000 H Shares, representing 20.72% of the enlarged total share capital of the Company.

If any Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the other Subscription will automatically be terminated. The total proceeds of the Subscriptions will be approximately RMB3,621,797,976 before deduction of expenses.

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Also, since CES Finance is a wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new A Shares to CES Finance pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Further, since CES Global is an indirectly wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Thus, an Independent Board Committee comprising the independent non-executive Directors of the Company will be formed to advise the Independent Shareholders on the terms of the Subscriptions. An independent financial advisor will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

Pursuant to the relevant PRC laws and regulations and articles of association of the Company, the issue of such new A Shares and new H Shares are required to be subject to approvals of Shareholders by way of special resolution at a general meeting of the Company. Voting on the general meeting will be taken by way of poll. CEA Holding and its associates will abstain from voting at the general meeting convened for the purpose of approving the issue of new A Shares and new H Shares.

A circular containing further details of the Subscriptions as well as other related matters, together with notices of the Shareholders' meeting, will be issued and despatched by the Company to its Shareholders as soon as possible but no later than 4 October 2012 (i.e. within 15 trading days after the publication of this announcement).

At the request of the Company, trading of the H Shares of the Company on the Stock Exchange was suspended with effect from 9:00 a.m. on 6 September 2012 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading of H Shares on the Stock Exchange with effect from 9:00 a.m. on 12 September 2012.

INTRODUCTION

Reference is made to the announcements of the Company dated 5 September 2012 in relation to the suspension of trading of the H Shares on the Stock Exchange.

The Directors are pleased to announce that, on 11 September 2012, CEA Holding and CES Finance entered into the A Shares Subscription Agreement with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A Shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A Shares with a total subscription price of RMB1,499,999,999.44.

Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global entered into the H Shares Subscription Agreement with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H Shares with a total subscription price of HK$1,621,366,800.

If any Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the other Subscription will automatically be terminated.

Completion of the A Shares Subscription and completion of the H Shares Subscription are not expected to take place on the same day. The Company has been advised by its PRC legal advisor that the Subscriptions and the completion thereof, which will ultimately require approval from the relevant governmental and regulatory authorities such as CSRC, are in compliance with applicable PRC laws and regulations.

A SHARES SUBSCRIPTION AGREEMENT

Number of new A Shares subscribed for

CEA Holding and CES Finance will subscribe for an aggregate of 698,865,000 new A Shares. Such new A Shares represent approximately 6.20% of the existing issued share capital of the Company as at the date of this announcement. Immediately after completion of the Subscriptions, CEA Holding will, as ultimate beneficial owner, hold in aggregate 5,530,240,000 A Shares, representing 43.63% of the enlarged total share capital of the Company.

Subscription price

RMB3.28 per A Share. The subscription price of RMB2,292,277,200 will, pursuant to the terms of the A Shares Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 business days after the A Shares Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the A Shares Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the A Shares Subscription is determined by reference to the average trading price of A Shares during the Fixed Price Period (being RMB3.64), which represents no less than 90% of such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares for the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period.

Commencement and termination of the A Shares Subscription Agreement

The A Shares Subscription Agreement will take effect upon the happening of the following:

(1)	obtaining the approval by the Shareholders by way of special resolution at a general meeting for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively and for the adoption of the revised articles of association of the Company;

(2)	in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding and any parties acting in concert with it; and

(3)	obtaining the approval from the relevant governmental and regulatory authorities, including but not limited to CSRC, for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively.

The A Shares Subscription Agreement shall automatically be terminated upon the happening of the following:

(1)	if the above conditions have not been satisfied within 12 months from the approval by the Shareholders at general meeting for the issue of new A Shares and new H Shares; or

(2)	CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If the H Shares Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the A Shares Subscription will automatically be terminated.

Lock-up arrangement

Pursuant to the relevant rules of CSRC, CEA Holding and CES Finance have each undertaken to the Company that it shall not transfer any of the new A Shares it has subscribed for pursuant to the A Shares Subscription Agreement within 36 months from the date of the completion of the A Shares Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new A Shares that CEA Holding and CES Finance have subscribed for pursuant to the A Shares Subscription Agreement.

H SHARES SUBSCRIPTION AGREEMENT

Number of new H Shares subscribed for

CES Global will subscribe for 698,865,000 new H Shares. Such new H Shares represent approximately 6.20% of the existing issued share capital of the Company as at the date of this announcement. Immediately after completion of the Subscriptions, CES Global will hold in aggregate 2,626,240,000 H Shares, representing 20.72% of the enlarged total share capital of the Company.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the H Shares issued pursuant to the H Shares Subscription Agreement.

Subscription price

HK$2.32 per H Share. The subscription price is HK$1,621,366,800 (equivalent to RMB1,329,520,776 as at the date of this announcement and will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 business days prior to the date of payment) within 5 business days after the H Shares Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the H Shares Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the H Shares Subscription is the closing price of H Shares on the trading day (being 5 September 2012) immediately prior to the date of suspension of trading of the H Shares on the Stock Exchange (being 6 September 2012). Such subscription price represents:

(1)	no premium or discount as compared to the closing price of HK$2.32 per H Share on 5 September 2012, the last trading day of H Shares prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012; and

(2)	a discount of approximately 1.28% as compared to the average closing price of HK$2.35 per H Share for the last 5 consecutive trading days of H Shares immediately prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012.

Commencement and termination of the H Shares Subscription Agreement

The H Shares Subscription Agreement will take effect upon the happening of the following:

(1)	obtaining the approval by the Shareholders by way of special resolution at a general meeting for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively and for the adoption of the revised articles of association of the Company;

(2)	in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding and any parties acting in concert with it; and

(3)	obtaining the approval from the relevant governmental and regulatory authorities, including but not limited to CSRC, for the issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively.

The H Shares Subscription Agreement shall automatically be terminated upon the happening of the following:

(1)	if the above conditions have not been satisfied within 12 months from the approval by the Shareholders at general meeting for the issue of new A Shares and new H Shares; or

(2)	CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

If the A Shares Subscription is not approved (including but not limited to the approvals from the Shareholders and the relevant governmental and regulatory authorities such as CSRC), the H Shares Subscription will automatically be terminated.

Lock-up arrangement

Pursuant to the H Shares Subscription Agreement, CES Global has undertaken to the Company that it shall not transfer any of the new H Shares it has subscribed for pursuant to the H Shares Subscription Agreement within 36 months from the date of the completion of the H Shares Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new H Shares that CES Global has subscribed for pursuant to the H Shares Subscription Agreement.

RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the A Shares Subscription Agreement and the new H Shares to be issued pursuant to the H Shares Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

The shareholding structure of the Company immediately prior to, and immediately after, completion of the Subscriptions is as follows:

Shareholding structure of the Company in terms of numbers of shares

			Immediately after the
	Prior to the Subscriptions		Subscriptions
	Number of		Number of
Shareholders	shares	%	shares	%

CEA Holding (prior to the	4,831,375,000	42.84	5,530,240,000	43.63
Subscriptions) CEA Holding	A Shares		A Shares
and CES Finance (immediately
after the Subscriptions)

CES Global	1,927,375,000	17.09	2,626,240,000	20.72
	H Shares		H Shares

Public
– A Shares	2,950,838,860	26.17	2,950,838,860	23.28
– H Shares	1,566,950,000	13.90	1,566,950,000	12.36

Total	11,276,538,860	100	12,674,268,860	100

Note: The percentage figures above have been rounded off to the nearest second decimal place.

INFORMATION ABOUT THE PARTIES

CEA Holding is a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding directly or indirectly approximately 59.94% of the Company’s issued share capital as at the date of this announcement. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding, its group companies and its invested enterprises.

CES Finance is principally engaged in investment in industry, real estate development, investment management, corporate property trust management, investment consultant (excluding broker), metal materials, chemical products (excluding hazardous products), sales of edible agricultural products and import and export of cargo and technology.

CES Global is a company incorporated in Hong Kong, and an indirectly wholly-owned subsidiary of CEA Holding. Its principal activities are the sale of air tickets and investment holdings.

The Company is principally engaged in the business of civil aviation and incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTIONS

In 2011, the international aviation market was affected by the slow recovery of the global economy, the intensified political situation in certain regions and the natural disasters in Japan, which led to the downturn of international aviation services. Despite the above situations and a decrease in growth rate compared to 2010, market demand for domestic aviation services remained robust as a result of the stable PRC economy and continuous growth of domestic consumption. Currently, the Company is facing a series of adverse factors such as slowdown in growth of the industry, intensified market competition among its peers, fast development of high-speed railways, increased aviation fuel cost and expectation of a slowdown in RMB appreciation. As a result of the challenging market environment, the Company has proactively adopted effective measures and strove to overcome difficulties by optimizing the replanning of flight routes and flight arrangements, fostering construction of its hub network and increasing the marketing network, enhancing its management capability and services quality, and actively improving on the Company’s profit model. However, there are constraints on the Company’s operation and implementation of its future strategy due to the high debt to equity ratio and relatively large scale of absolute liabilities, which has adversely affected the Company’s ability to enhance its resistance to risks.

As a result of the above, the Company’s operating and financial condition is under enormous pressure. The continuous fluctuations in global financial markets make it difficult for the Company to obtain financial support in the short run.

Further, the subscription price for A Shares Subscription is determined pursuant to《上市公 司證券發行管理辦法》(Administrative Measures in relation to Issuance of Shares by Listed Companies) which requires that the subscription price for the A Shares Subscription shall not be less than 90% of the average trading price of A Shares during the Fixed Price Period. The subscription price for H Shares Subscription, being the closing price of H Shares on the trading day (being 5 September 2012) immediately prior to the date of suspension of trading of the H Shares on the Stock Exchange (being 6 September 2012), is determined pursuant to PRC Company Law which requires that the subscription price of H Share cannot be below its par value and only reflects a discount of approximately 1.28% as compared to the average closing price of HK$2.35 per H Share for the last 5 consecutive trading days of H Shares immediately prior to the suspension of trading of H Shares on the Stock Exchange on 6 September 2012.

Through the Subscriptions, the Company believes it will improve the financial position of the Company and in the long term, enhance the Company’s competitiveness and help to improve its operational position.

The terms and conditions of the Subscriptions are agreed after arm’s length negotiations between the parties. Considering all these factors, the Directors believe that the terms and conditions of the Subscriptions are fair and reasonable and in the interests of the Shareholders as a whole.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising activities on any issue of equity securities within the 12 months immediately prior to the date of this announcement. The total proceeds of the Subscriptions will be approximately RMB3,621,797,976 before deduction of expenses. After deduction of relevant expenses for the Subscriptions, the total proceeds are intended to be used to repay existing financial institution loans and/or to supplement the working capital of the Company.

RISKS ASSOCIATED WITH THE SUBSCRIPTIONS

There are certain risks that are associated with the Subscriptions, including market risk, business and operation risk, financial risk, management risk, supervisory policy risk and other risks. Investors are advised to exercise caution when dealing in the shares of the Company.

IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Also, since CES Finance is a wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new A Shares to CES Finance pursuant to the A Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Further, since CES Global is an indirectly wholly-owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Shares Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Thus, an Independent Board Committee comprising the independent non-executive Directors of the Company will be formed to advise the Independent Shareholders on the terms of the Subscriptions. An independent financial advisor will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

The issue of new A Shares and new H Shares pursuant to the A Shares Subscription Agreement and the H Shares Subscription Agreement respectively will be conducted under the general mandate granted to the Board at the annual general meeting of the Company held on 28 June 2012 and subject to the approvals from the relevant regulatory authorities. That general mandate has not been used by the Company since the date of its grant.

Pursuant to the relevant PRC laws and regulations and articles of association of the Company, the issue of such new A Shares and new H Shares are required to be subject to approvals of Shareholders by way of special resolution at a general meeting of the Company. Voting on the general meeting will be taken by way of poll. CEA Holding and its associates will abstain from voting at the general meeting convened for the purpose of approving the issue of new A Shares and new H Shares.

A circular containing further details of the Subscriptions as well as other related matters, together with notices of the Shareholders’ meeting, will be issued and despatched by the Company to its Shareholders as soon as possible but no later than 4 October 2012 (i.e. within 15 trading days after the publication of this announcement). In relation to the Subscriptions, certain consequential changes to the articles of association of the Company will have to be made. However, the proposed amendments to the articles of association of the Company have not been finalized yet. It is proposed that once such proposed amendments to the articles of association of the Company are finalized, they will be disclosed in the circular to be issued by the Company, or, in subsequent announcement(s) to be published by the Company.

RESUMPTION OF TRADING

At the request of the Company, trading of the H Shares of the Company on the Stock Exchange was suspended with effect from 9:00 a.m. on 6 September 2012 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading of H Shares on the Stock Exchange with effect from 9:00 a.m. on 12 September 2012.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“A Shares Subscription”	means the subscription of new A Shares by CEA Holding and CES Finance pursuant to the A Shares Subscription Agreement;

“A Shares Subscription Agreement”	means the subscription agreement entered into between CEA Holding, CES Finance and the Company on 11 September 2012, under which, CEA Holding and CES Finance agree to subscribe for, and the Company agrees to issue, 698,865,000 new A Shares at the subscription price of RMB3.28 per share;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of its issued share capital as at the date of this announcement;

“CES Finance”	means 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), a wholly-owned subsidiary of CEA Holding;

“CES Global”	means 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, an indirectly wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company holding approximately 17.09% of its issued share capital as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“Fixed Price Period”	means for the 20 trading days ending on the date immediately preceding 6 September 2012;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“H Shares Subscription”	means the subscription of new H Shares by CES Global pursuant to the H Shares Subscription Agreement;

“H Shares Subscription Agreement”	means the subscription agreement entered into between CES Global and the Company on 11 September 2012, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 698,865,000 new H Shares at the subscription price of HK$2.32 per share;

“Independent Board Committee”	means the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Subscriptions;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Shareholders”	means shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriptions”	means the A Shares Subscription and the H Shares Subscription, and “Subscription” refers to each of them;

“trading day”	with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

“%”	per cent.

An exchange rate of HK$1.00 to RMB0.82 has been used in this announcement for illustration purposes only, and no representation is made that any conversion has been, or can be made, at such rate.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

11 September 2012

– 12 –